For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Outcome of Chilean Rate Review
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London, U.K., March 2, 2009- Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today announced the outcome of the five yearly rate review for two of its Chilean subsidiaries, Servilampa and Servicomunal by the regulator for water and sewerage services in Chile, the Superintendencia de Servicios Sanitarios (SISS).

Servicomunal S.A., which serves approximately 80,000 people in the Colina district of Santiago has been awarded a 5% average rate increase with effect from June 2009. This will be followed by a further 6% real rate increase at the end of 2010, following the construction of a new wastewater treatment plant representing an estimated investment of approximately US$ 8 million, which is expected to be financed through a combination of operating cash flow and local debt.

Servilampa S.A., which serves approximately 20,000 people in the Lampa district of Santiago has been awarded a 10% average rate increase with effect from June 2009.

The above rate increases are complemented by periodic inflation rate adjustments applied automatically when a company-specific index of costs changes by more than 3%.

“We are fully committed to the completion of the new wastewater treatment plant which will lead to improved services for our customers and forms part of our growth agenda in Chile” said Stephane Richer, Cascal Chief Executive Officer.

Cascal estimates that the June 2009 rate increases will generate additional annual revenue of approximately US$0.3 million, with the rate increase due on the commissioning of the new wastewater treatment plant approximately doubling this amount.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.1 million.

Forward-looking statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.